UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2021

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

we wish to inform you that on the recommendation of the Audit & Risk Management Committee and Nomination & Remuneration Committee, the Board of Directors of the Company on October 21, 2021 have considered and approved the appointment of Mr. Ajay Goel as Acting Chief Financial Officer (CFO) and Key Managerial Personnel (KMP) of the Company with effect from October 23, 2021.

A brief profile of Mr. Ajay Goel is as below:

Mr. Ajay Goel is a Commerce Graduate, Chartered Accountant and Company Secretary and comes with a rich experience of 22 years with global multinational companies such as GE, Nestle, Coca Cola and Diageo in various leadership roles. He joined Vedanta as Group Deputy CFO of the Company on March 23, 2021.

We request you to take the above information on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2021	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
Name: Prerna Halwasiya
Title: Company Secretary & Compliance Officer